Exhibit 99.1

Amsterdam, 7 October 2022

Just Eat Takeaway.com publishes Circular and EGM convocation and agenda

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the "Company", or together with its group companies "Just Eat Takeaway.com", one of the world’s largest online food delivery marketplaces, publishes a circular (the “Circular”) relating to the sale of its equity stake of approximately 33% in the iFood joint venture to Prosus N.V. (“Prosus”) (the “Transaction”), the proposed appointments to the Supervisory Board and Management Board and the proposed transfer of listing of the Company’s shares.

The Circular, which has been approved by the Financial Conduct Authority, contains the convocation of an extraordinary general meeting of the Company (the "EGM"), including the agenda and an explanation of the agenda items. The EGM will be held at Hotel Jakarta, Javakade 766 in Amsterdam at 13:00 CET on 18 November 2022.

The Transaction

On 19 August 2022, Just Eat Takeaway.com announced that it had entered into an agreement with MIH Movile Holdings B.V. (“Movile”), an affiliate of Prosus, regarding the sale of the Company’s equity stake of approximately 33% in iFood. The Transaction consideration will comprise €1.5 billion in cash on closing and a deferred consideration, contingent on the performance of the online food delivery sector over the next twelve months, of up to €300 million.

The Company is required to seek shareholders’ approval for the Transaction because the Transaction constitutes a Class 1 transaction under the UK Listing Rules. Therefore, completion of the Transaction remains conditional on the approval of the Just Eat Takeaway.com shareholders at the EGM. Subject to satisfaction of this condition, completion of the Transaction is anticipated to occur shortly after the EGM.

Proposed Supervisory and Management Board Appointments

On 29 September 2022, Just Eat Takeaway.com announced its Supervisory Board had decided to nominate Mr. Andrew Kenny and Mr. Jörg Gerbig for (re)appointment as members of its Management Board, and to nominate Mr. Dick Boer and Ms. Mieke De Schepper for appointment to the Supervisory Board.

The proposals to appoint the aforementioned nominees have been added to the agenda of the EGM.

Proposed Transfer of Listing

As previously announced, the Company commenced a review of its listing venues in January 2021. The Company has now completed its review and the Management Board and Supervisory Board consider that it is in the best interests of the Company, its shareholders and its other stakeholders as a whole to transfer the listing of the Company’s shares from the category of a “Premium Listing (commercial company)” on the Official List of the Financial Conduct Authority (“Official List”) to the category of a “Standard Listing (shares)” on the Official List (the “Proposed Transfer of Listing”). The Company believes that its Euronext Amsterdam listing remains the main listing venue for its investors, whilst a Premium Listing creates administrative burdens, increased complexity and additional costs for both the Company and its shareholders. In addition, the Company is no longer assigned UK nationality by FTSE Russell and therefore does not benefit from inclusion in the FTSE UK Index Series, which is typically considered one of the key benefits of a Premium Listing compared to a Standard Listing.

The Proposed Transfer of Listing has also been added to the agenda of the EGM. Subject to approval at the EGM, the Proposed Transfer of Listing is expected to take effect on 19 December 2022.

Availability of the Circular

A copy of the Circular is available for inspection on the Company's website at https://www.justeattakeaway.com/general-meeting. In addition, a copy of the Circular has been submitted to the National Storage Mechanism and the Circular will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Capitalised terms not otherwise defined in this announcement have the same meaning given to them in the Circular.

Just Eat Takeaway.com

Jitse Groen, CEO

Brent Wissink, CFO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://justeattakeaway.com

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland, as well as Colombia and Brazil through its stake in the iFood joint venture.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.